UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

B. Riley Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

05580M108

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

This Amendment No. 2 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2014, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on August 15, 2024 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of B. Riley Financial, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Initial 13D is hereby amended and restated as follows:

(a) Mr. Bryant R. Riley (individual residing in California).

(b)-(c) Mr. Riley serves as Chairman and Co-Chief Executive Officer of the Issuer. Mr. Riley’s business address is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

(d) N/A

(e) N/A

(f) United States

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended and restated as follows:

As previously disclosed by the Company in recent Schedule 14A filings, including most recently the Schedule 14A filed with the SEC on May 10, 2024, Bryant R. Riley pledged as collateral a portion of his shares of Common Stock in favor of Axos Bank pursuant to the terms of a Credit Agreement, dated as of March 19, 2019, by and between Mr. Riley and Axos Bank (as amended from time to time, the “Credit Agreement’) and a Pledge Agreement, dated as of the same date, executed and delivered by Mr. Riley in favor of Axos Bank (as amended from time to time, the “Pledge Agreement”).

Following the entry into the Credit Agreement and the Pledge Agreement, Mr. Riley and Axos Bank have entered into multiple amendments to both of those agreements, and Mr. Riley has pledged additional shares of Common Stock in favor of Axos Bank. Upon initially entering into the Credit Agreement and Pledge Agreement in March 2019, Mr. Riley pledged 4,024,714 shares of Common Stock. Thereafter, Mr. Riley has pledged additional shares in favor of Axos Bank on multiple occasions. As of the date hereof, Mr. Riley has pledged a total of 5,804,124 shares of Common Stock in favor of Axos Bank. The shares of Common Stock pledged by Mr. Riley constitutes only a portion of the collateral security under the Credit Agreement.

Neither the Company nor any of its subsidiaries is a party to the Credit Agreement, the Pledge Agreement or any other agreements between Mr. Riley and Axos Bank.

The Credit Agreement currently provides, among other things, for a revolving credit line of up to $45,000,000 (the “Loan Amount”) with a Maturity Date of April 1, 2025. Interest on amounts advanced under the Credit Agreement is payable by Mr. Riley, at Mr. Riley’s option, either monthly in arrears or such interest may be accrued and added to the amount of outstanding principal under the Credit Agreement subject to undrawn availability thereunder. Upon the occurrence of certain events that are customary for these types of loans, including satisfaction of loan-to-collateral value ratios, Axos Bank may exercise their rights to require Mr. Riley to pre-pay the loan proceeds or post additional collateral, and Axos Bank may exercise their rights to foreclose on, and dispose of, the pledged shares and other collateral, in each case, in accordance with the Credit Agreement and Pledge Agreement.

As of October 30, 2024, the amount of principal and interest outstanding under the Credit Agreement was $21,407,944.18.

The Pledge Agreement allows Axos Bank under certain specified circumstances set forth in the Credit Agreement and Pledge Agreement (including upon the occurrence and during the continuance of an event of default pursuant to the Credit Agreement and Pledge Agreement) to cause a sale of Mr. Riley’s Common Stock that has been pledged to Axos Bank. The pledge of Mr. Riley’s Common Stock under the Pledge Agreement includes, among other things, a pledge of all management rights, voting rights and control rights, and all rights to grant or withhold consents and approvals in connection with such Common Stock.

The foregoing description Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full copies of the Pledge Agreement attached hereto as Exhibits 1 to 3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
1	Pledge Agreement, dated as of March 19, 2019, executed and delivered by Bryant R. Riley in favor of Axos Bank
2	First Amendment to Pledge Agreement, dated as of June 7, 2019, made by and between Bryant R. Riley and Axos Bank
3	Second Amendment to Pledge Agreement, dated as of May 6, 2020, made by and between Bryant R. Riley and Axos Bank

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: October 30, 2024

/s/ Bryant R. Riley
Name:	Bryant R. Riley

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